AmeriVet Securities, Inc
Financial Statement
December 31, 2021

AmeriVet Securities, Inc
Index
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-46478

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Amerivet Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1155 Avenue of the Americas, 14th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Florian Jaze	212-803-5050	florian.jaze@amerivetsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florian Jaze _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amerivet Securities, Inc. _____ , as of December 31 _____ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD M ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified in New York County
My Commission Expires 03-19-2023

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Amerivet Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Amerivet Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 18, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

AmeriVet Securities, Inc
Statement of Financial Condition
December 31, 2021

Assets:

Cash	$	2,755,700
Receivables from clearing broker		7,653,150
Loans receivable from related party		32,033
Deposit with clearing broker		500,000
Accounts receivable		2,573,854
Prepaid expenses		152,514
Other receivables		10,101
Total Assets	$	**13,677,352**

Liabilities and Stockholders' equity:

Liabilities

Accounts payable and accrued expenses	$	1,724,454
Commissions payable		808,167
Liabilities subordinated to the claims of general creditors		8,000,000
Total Liabilities		**10,532,621**

Stockholders' equity:

Common stock, $0.01 par value; 5,000 shares authorized, 2,364 issued and outstanding		24
Additional paid-in capital		2,764,949
Retained earnings		379,758
Stockholders' equity		3,144,731
Total Liabilities and Stockholders' equity	$	**13,677,352**

AmeriVet Securities, Inc
Notes to Financial Statements
December 31, 2021

1. **Organization and Nature of Business**

    AmeriVet Securities, Inc. (the "Company"), was incorporated in the state of California on August 6, 1993. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). AmeriVet is certified as a Service-Disabled Veteran Owned Business ("SDVOB") as well as a Minority Business Enterprise ("MBE").

2. **Summary of Significant Accounting Policies**

    Cash
    The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FIDC"), up to $250,000 or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2021, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

    Use of estimates
    The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Due from clearing broker
    Due from clearing broker represents commissions, interest receivable, and deposits from the Company's clearing broker.

    Expense sharing agreement
    The Company shares its office space with its affiliates under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The company is not subject to ASC 842 due to the short term exemption. The Company records shared expenses monthly as billed.

    Revenue recognition
    The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sales revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership. The Company estimates and records provisions for customer quantity rebates and sales returns and allowances as a reduction in revenue in the same period the related revenue is recognized, based upon its historical experience.

    Accounts receivable
    Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probably uncollectible accounts are immaterial.

Underwriting income

Underwriting income, net includes underwriting income, net of syndicate expenses, arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. The Company recognizes revenue when the services for the transaction are determined to be completed. Underwriting income is initially recorded on the date that the deal commences and then adjusted retrospectively for any differences upon completion of the deal, which generally occurs within three months after the date that the deal commences.

Commission income

The Company records transactions in securities and commission revenue and expense on a trade date basis. As an introducing broker-dealer, the Company earns commissions from institutional transactions.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as a part of income tax expense, if any.

3.   Related Parties

The Company maintains an administrative services agreement with one of its shareholders whereby the shareholder is to provide certain services such as accounting, technology, operation, compliance, human resources and other services. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Rent

The Company entered into separate monthly rent agreements (the "Agreements") for its office spaces located at 1155 Avenue of the Americas, New York, NY, and 625 W Adams Street, Office 20-144, Chicago, IL.

Loans receivable

The Company accounts for loans to employees in accordance with *ASC 310, "Receivables."* The loans are recorded by the Company at cost when the cash is loaned to the employees. These loans are non-interest bearing.

4. **Income Taxes**

    The Company has no deferred taxes because there were no significant temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In prior years a 100% valuation allowance was placed against the Net Operating Loss (NOL) carryforwards deferred tax asset since the Company had determined its more likely than not, that the asset would not be utilized.

5. **Recently Issued Accounting Pronouncements**

    The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are:

    For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

    The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

6. **Liabilities Subordinated to the Claims of General Creditors**

    On October 22, 2021, $1,000,000 of subordinated notes were repaid, as approved by FINRA.

    As of December 31, 2021, the Company has seven subordinated loans in the aggregated amount of $8,000,000. The agreements were approved by FINRA and are part of the computation of net capital under SEC Uniform Net Capital Rule 15C3-1. The following table present the outstanding amount as of December 31, 2021.

Effective date	Amount	Maturity	Rate	Notice
January 29, 2020	$ 1,000,000	February 1, 2022	5%	7 months
October 22, 2019	500,000	August 7, 2022	5%	7 months
October 22, 2018	2,000,000	October 22, 2022	5%	13 months
October 22, 2018	2,000,000	October 24, 2022	5%	13 months
October 22, 2018	500,000	December 1, 2022	5%	13 months
July 28, 2020	1,000,000	August 1, 2023	5%	7 months
October 22, 2018	1,000,000	October 23, 2023	5%	13 months
	$ 8,000,000			

7. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net

capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $8,869,582 which was $8,700,741 above its required net capital of $168,841.

8. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

9. **Subsequent Events**

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events or transactions which took place that would have a material impact on its financial statements.

10. **Covid-19**

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.